40-33


11000229

Cohen & Steers Infrastructure Fund, Inc.
280 Park Avenue
New York, New York 10017


RECEIVED
APR 19 2011
OFFICE OF THE SECRETARY


SEC MAIL
RECEIVED
PROCESSING
APR 18 2011
WASH. D.C.
200
SECTION

April 15, 2011

Securities and Exchange Commission
Filing Desk
100 F. Street, NE
Washington, D.C. 20549

Re: Cohen & Steers Infrastructure Fund, Inc. (File No. 811-21485)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management company pursuant to Section 33 of the Investment Company Act of 1940, as amended, is the following document:

(i) A copy of a stipulation and order granting voluntary dismissal with prejudice filed in the Supreme Court of the State of New York, New York County on April 14, 2011 relating to the shareholder derivative complaint filed in the Supreme Court of the State of New York, New York County on August 26, 2010.

If there are any questions regarding this filing, please contact the undersigned at (212) 832-3232.

Very truly yours,

Tina M. Payne

Tina M. Payne
Assistant Secretary

FILED: NEW YORK COUNTY CLERK 04/14/2011 INDEX NO. 651378/2010
NYSCEF DOC. NO. 20 RECEIVED NYSCEF: 04/14/2011


RECE
APR
NYS SUPR
CIVIL

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

LLOYD GAMMON, Derivatively on Behalf of Nominal Defendant COHEN & STEERS INFRASTRUCTURE FUND, INC.,

Plaintiff,

v.

COHEN & STEERS CAPITAL MANAGEMENT, INC., MARTIN COHEN, ROBERT H. STEERS, ADAM M. DERECHIN, FRANCIS C. POLI, JAMES GIALLANZA, LISA D. PHELAN, WILLIAM F. SCAPELL, ROBERT S. BECKER, JOSEPH M. HARVEY, YIGAL D. JHIRAD and COHEN & STEERS, INC.,

Defendants,

and

COHEN & STEERS INFRASTRUCTURE FUND, INC.,

Nominal Defendant.

Index No. 651378/2010


RECEIVED
APR 19 2011
OFFICE OF THE SECRETARY

STIPULATION AND [~~PROPOSED~~] ORDER GRANTING VOLUNTARY DISMISSAL WITH PREJUDICE

[CAPTION CONTINUED ON THE FOLLOWING PAGE]

STUART KLEIN, DANIEL LIVSON and PETER SAMIOS, Derivatively on Behalf of Nominal Defendant COHEN & STEERS QUALITY INCOME REALTY FUND, INC., Plaintiffs, v. COHEN & STEERS CAPITAL MANAGEMENT, INC., MARTIN COHEN, ROBERT H. STEERS, ADAM M. DERECHIN, FRANCIS C. POLI, JAMES GIALLANZA, LISA D. PHELAN, JOSEPH M. HARVEY, WILLIAM F. SCAPELL, THOMAS N. BOHJALIAN, YIGAL D. JHIRAD and COHEN & STEERS, INC., Defendants, and COHEN & STEERS QUALITY INCOME REALTY FUND, INC., Nominal Defendant.	**Index No. 651467/2010**

Pursuant to CPLR 3217(b) and New York Business Corporations Law § 626(d), Plaintiffs Lloyd Gammon, Stuart Klein, Daniel Livson, and Peter Samios ("Plaintiffs"), Nominal Defendants Cohen & Steers Infrastructure Fund, Inc. and Cohen & Steers Quality Income Realty Fund, Inc. (the "Funds"), and Defendants Cohen & Steers Capital Management, Inc., Martin Cohen, Robert H. Steers, Adam M. Derechin, Francis C. Poli, James Giallanza, Lisa D. Phelan, Joseph M. Harvey, William F. Scapell, Robert S. Becker, Thomas N. Bohjalian, Yigal D. Jhirad, and Cohen & Steers, Inc. (collectively, "Defendants"), hereby state as follows:

WHEREAS, both of the above-captioned actions are shareholder derivative actions pending in this Court, each of which challenges substantially similar conduct by a substantially similar group of defendants; and

WHEREAS, at all times relevant to these actions Plaintiff Gammon has been a common shareholder of the Cohen & Steers Infrastructure Fund, Inc., and Plaintiffs Klein, Livson, and Samios have been common shareholders of the Cohen & Steers Quality Income Realty Fund, Inc.; and

WHEREAS, on May 14, 2010, Plaintiffs made derivative suit demands on the Board of Directors of the Funds seeking to have the Funds commence litigation against Cohen & Steers Capital Management, Inc., Cohen & Steers, Inc., and certain current and former officers and directors of the Funds in connection with the Funds' decisions to redeem auction market preferred securities ("AMPS") and to replace the AMPS with alternate debt financing;

WHEREAS, on June 23, 2010, following the receipt of Plaintiffs' demand letters, the Board of Directors of the Funds formed a committee of independent directors ("the Special Committee") to review and investigate the allegations in Plaintiffs' demands;

WHEREAS, on August 26, 2010, Plaintiff Gammon filed a shareholder derivative complaint in this Court, and on September 8, 2010, Plaintiffs Klein, Livson, and Samios filed a substantially similar shareholder derivative complaint in this Court;

WHEREAS, on November 2, 2010, counsel for the Special Committee notified Plaintiffs that the Special Committee rejected Plaintiffs' demands on the grounds that legal action based upon the allegations in the demand letters was not in the best interests of the Funds;

WHEREAS, pursuant to a confidentiality agreement between all of the parties to the litigations, the Funds, the Defendants, and the Special Committee have provided Plaintiffs with a significant amount of non-public information relating to the Funds' decisions to redeem the AMPS and replace them with alternative financing;

WHEREAS, Plaintiffs' counsel has reviewed and analyzed the information provided; and

WHEREAS, all of the parties to the actions agree that continued litigation of these claims is not in the best interest of the Funds.

NOW, IT IS HEREBY STIPULATED and AGREED by and between the attorneys for the undersigned parties to this action, subject to the Court's approval, as follows:

The above-captioned actions and all claims therein are hereby dismissed with prejudice, without costs, and with each party waiving all rights of appeal.

Date: April 13, 2011

BARROWAY TOPAZ KESSLER
MELTZER & CHECK LLP



By: ______
Eric Zagar, NY-4565512
Kristen Ross
280 King of Prussia Road
Radnor, PA 19087
Tel: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiffs

BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP



By: ______
Gerald H. Silk
Jai Chandrasekhar
Brett Van Benthysen
1285 Avenue of the Americas
New York, NY 10019
Tel: (212) 554-1400
Fax: (212) 554-1444

Counsel for Plaintiffs

Date: April 13, 2011

ROPES & GRAY LLP



By: ______________________
John C. Ertman
Julia M. Guaragna
1211 Avenue of the Americas
New York, NY 10036-8704
Tel: (212) 596-9000
Fax: (212) 596-9090

--and--

John D. Donovan, Jr.
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
Tel: (617) 951-7000
Fax: (617) 951-7050

Counsel for Defendants

VENABLE LLP



By: ______________________
Edmund M. O'Toole
1270 Avenue of the Americas
New York, NY 10020
Tel: (212) 307-5500
Fax: (12) 307-5598

Counsel for Nominal Defendants Cohen & Steers Infrastructure Fund, Inc., and Cohen & Steers Quality Income Realty Fund, Inc.

SO ORDERED.

Dated: 4/14, 2011



____
J.S.C. **HON. BERNARD J. FRIED**

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